UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
METALICO, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
591176102
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13G-1(b)
☐ Rule 13G-1(c)
☑ Rule 13G-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	591176102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bret R. Maxwell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		144,816

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,377,788

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		144,816

WITH:	8	SHARED DISPOSITIVE POWER

		1,377,788

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,522,604

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.3%

12	TYPE OF REPORTING PERSON

	IN

Item 1.
(a)	Name of issuer: Metalico, Inc.

(b)	Address of issuer’s principal executive offices:
186 North Avenue East
Cranford, NJ 07016
Item 2.
(a)	Name of person filing: See Cover Page, Item 1.

(b)	Address or principal business office or, if none, residence:
c/o MK Capital
1033 Skokie Blvd.
Suite 430
Northbrook, IL 60062
(c)	Citizenship: See Cover Page, Item 4.

(d)	Title of class of securities: Common Stock (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1))

(e)	CUSIP No.: 591176102
Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not applicable.
Item 4. Ownership
See Cover Page, Items 5 through 11.
Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
Not applicable.
SIGNATURE
                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 8, 2010 Date

/s/ Bret R. Maxwell Signature

Bret R. Maxwell Name/Title